UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number:  000-29106

KNIGHTSBRIDGE SHIPPING LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1  is a copy of the Acquisition Agreement by and among Knightsbridge Shipping Limited (the "Company"), Frontline 2012 Ltd. ("Frontline 2012") and Karpasia Shipping Inc. ("Karpasia"), dated April 3, 2014 (the "the First Acquisition Agreement").  Under the First Acquisition Agreement, the Company has agreed to purchase five (5) newbuilding capesize drybulk vessels from Frontline 2012 and one (1) Capesize dybulk carrier built in 2013 from Karpasia and as consideration has agreed to issue 15.5 million shares to Frontline 2012 and 3.1 million shares to Karpasia.

Attached as Exhibit 99.2 is a copy of the registration rights agreement by and among the Company, Frontline 2012 and Hemen Holding Limited, dated April 23, 2014, which was entered into in connection with the First Acquisition Agreement.

Attached hereto as Exhibit 99.3 is a copy of the Acquisition Agreement by and among the Company and Frontline 2012, dated September 15, 2014 (the "Second Acquisition Agreement").  Under the Second Acquisition Agreement, the Company has agreed to purchase 25 fuel efficient newbuilding capesize drybulk vessels from Frontline 2012 and as consideration has agreed to issue 62.0 million shares to Frontline 2012.

Attached as Exhibit 99.4 is a copy of the registration rights agreement by and among the Company, Frontline 2012 and Hemen Holding Limited, dated September 15, 2014, which was entered into in connection with the Second Acquisition Agreement.

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-197210) that was declared effective on July 16, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE SHIPPING LIMITED
(registrant)

	By:	/s/ Inger M. Klemp
Date: October 6, 2014	Name: Inger M. Klemp
Title: Chief Financial Officer